CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,900,000	$278.07

Pricing supplement no. 848 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 166-A-I dated June 9, 2009	Registration Statement No. 333-155535 Dated September 29, 2010 Rule 424(b)(2)

Structured Investments	$3,900,000 Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars, due October 18, 2011

General

  The notes are designed for investors who seek a return of twice the appreciation of the EURO STOXX 50® Index, converted into U.S. dollars, up to a maximum total return on the notes of 26.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 10%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 18, 2011†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes priced on September 29, 2010 and are expected to settle on or about October 4, 2010.

Key Terms

Index:	The EURO STOXX 50® Index (the “Index”), converted into U.S. dollars
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 26.00%. For example, if the Index Return is more than 13.00%, you will receive the Maximum Total Return on the notes of 26.00%, which entitles you to the maximum payment of $1,260 at maturity for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 × Index Return × 2)

If the Ending Index Level is equal to or less than the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.
If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 10%) × 1.1111]

You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level by more than 10%. If the value of the U.S. dollar appreciates against the Underlying Currency, you may lose some or all of your investment in the notes, even if the closing level of the Index has increased during the term of the notes.

Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows: Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Adjusted Closing Level of the Index on the pricing date, which is[3743.41033
Ending Index Level:	The Adjusted Closing Level of the Index on the Observation Date
Adjusted Closing Level:	On any trading day, the closing level of the Index on such trading day multiplied by the Exchange Rate of the Index on such trading day
Exchange Rate:

The “Exchange Rate” of the Index on any trading day will be the spot rate in the interbank market of U.S. dollars per one unit of the Underlying Currency of the Index, as determined by the calculation agent, expressed as the amount of U.S. dollars per one unit of the Underlying Currency of the Index, as reported by Reuters Group PLC (“Reuters”) on Reuters page “WMRSPOT05” at approximately 11:00 a.m., New York City time.

Underlying Currency:	With respect to the Index, the European Union Euro
Currency Business Day:

With respect to the Index, a “currency business day” is a day on which (a) The City of New York and London, England are open for dealings in foreign exchange and (b) banking institutions in The City of New York and London, England are not otherwise authorized or required by law, regulation or executive order to close, each as determined by the calculation agent.

Observation Date†:	October 13, 2011
Maturity Date†:	October 18, 2011
CUSIP:	48124AL47
†

Subject to postponement in the event of a market disruption event or a currency disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 166-A-I

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 166-A-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$7	$993

Total	$3,900,000	$27,300	$3,872,700

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 166-A-I.

(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $7.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-64 of the accompanying product supplement no. 166-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $7.00 per $1,000 principal amount note.

The agent for this offering, JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 29, 2010

 Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 166-A-I dated June 9, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 29, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 166-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 166-A-I dated June 9, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002336/e35646_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information About the Index

The Index is calculated, maintained and published by STOXX Limited. STOXX Limited was formerly a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. Following a change in the shareholders of STOXX Limited, the joint venture now comprises Deutsche Börse AG and SIX Group AG. In addition, on March 1, 2010, STOXX Limited announced the removal of the “Dow Jones” prefix from all of its indices, including the Dow Jones EURO STOXX 50® Index.

Accordingly, all references in the accompanying product supplement no. 166-A-I to the “Dow Jones EURO STOXX 50® Index” will be deemed to refer to the “EURO STOXX 50® Index”. We have entered into a non-exclusive license with STOXX Limited (including its affiliates) for the right to use the EURO STOXX 50® Index in connection with the offering of securities, including the notes.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 3740 (based on a hypothetical closing level of the Index on the pricing date of 2750 and a hypothetical Exchange Rate on the pricing date of 1.36) and reflect the Maximum Total Return on the notes of 26.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

6732.00	80.00%	26.00%
6171.00	65.00%	26.00%
5610.00	50.00%	26.00%
5236.00	40.00%	26.00%
4862.00	30.00%	26.00%
4488.00	20.00%	26.00%
4301.00	15.00%	26.00%
4226.20	13.00%	26.00%
4114.00	10.00%	20.00%
3927.00	5.00%	10.00%
3833.50	2.50%	5.00%
3777.40	1.00%	2.00%
3740.00	0.00%	0.00%
3553.00	-5.00%	0.00%
3366.00	-10.00%	0.00%
2992.00	-20.00%	-11.11%
2618.00	-30.00%	-22.22%
2244.00	-40.00%	-33.33%
1870.00	-50.00%	-44.44%
1496.00	-60.00%	-55.56%
1122.00	-70.00%	-66.67%
748.00	-80.00%	-77.78%
374.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and the graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 3740 to an Ending Index Level of 3833.50

Because the Ending Index Level of 3833.50 is greater than the Initial Index Level of 3740 and the Index Return of 2.50% multiplied by 2 does not exceed the Maximum Total Return of 26.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (2.50% × 2)] = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 3740 to an Ending Index Level of 3366.

Although the Index Return is negative, because the Ending Index Level of 3366 is less than the Initial Index Level of 3740 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-2

Example 3: The level of the Index increases from the Initial Index Level of 3740 to an Ending Index Level of 4488.

Because the Ending Index Level of 4488 is greater than the Initial Index Level of 3740 and the Index Return of 20% multiplied by 2 exceeds the Maximum Total Return of 26.00%, the investor receives a payment at maturity of $1,260 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 3740 to an Ending Index Level of 2992.

Because the Index Return is negative and the Ending Index Level of 2992 is less than the Initial Index Level of 3740 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-20% + 10%) × 1.1111] = $888.89

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return is calculated in different hypothetical scenarios. The examples below assume that the hypothetical closing level of the Index on the pricing date is 2750, the hypothetical Exchange Rate for the Index on the pricing date is 1.36 and, therefore, the hypothetical Initial Index Level is 3740. The examples below also assume that the Ending Index Level for the Index is based on the Adjusted Closing Level of the Index on a single date, which we refer to as the Observation Date. The hypothetical Index Returns set forth below are for illustrative purposes only and may not be the actual Index Returns. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The closing level of the Index increases from 2750 on the pricing date to 3025 on the Observation Date, and the Exchange Rate of the Index on the Observation Date remains flat at 1.36 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

3025 × 1.36 = 4114

Because the Ending Index Level of 4114 is greater than the Initial Index Level of 3740, the Index Return is positive and is equal to 10%.

Example 2: The closing level of the Index remains flat at 2750 from the pricing date to the Observation Date, and the Exchange Rate of the Index increases from 1.36 on the pricing date to 1.632 on the Observation Date.

The Ending Index Level is equal to:

2750 × 1.632 = 4488

Because the Ending Index Level of 4488 is greater than the Initial Index Level of 3740, the Index Return is positive and is equal to 20%.

Example 3: The closing level of the Index increases from 2750 on the pricing date to 3025 on the Observation Date, and the Exchange Rate of the Index increases from 1.36 on the pricing date to 1.632 on the Observation Date.

The Ending Index Level is equal to:

3025 × 1.632 = 4936.80

Because the Ending Index Level of 4936.80 is greater than the Initial Index Level of 3740, the Index Return is positive and is equal to 32%.

Example 4: The closing level of the Index increases from 2750 on the pricing date to 3025 on the Observation Date, but the Exchange Rate of the Index decreases from 1.36 on the pricing date to 1.088 on the Observation Date.

The Ending Index Level of the Index is equal to:

3025 × 1.088 = 3291.20

Even though the closing level of the Index has increased by 10%, because the Exchange Rate of the Index has decreased by 20%, the Ending Index Level of 3291.20 is less than the Initial Index Level of 3740, and the Index Return is negative and is equal to -12%.

Example 5: The closing level of the Index decreases from 2750 on the pricing date to 2475 on the Observation Date, but the Exchange Rate of the Index increases from 1.36 on the pricing date to 1.632 on the final Observation Date.

The Ending Index Level is equal to:

2475 × 1.632 = 4039.20

Even though the closing level of the Index has decreased by 10%, because the Exchange Rate of the Index has increased by 20%, the Ending Index Level of 4039.20 is greater than the Initial Index Level of 3740, and the Index Return is positive and is equal to 8%.

Example 6: The closing level of the Index decreases from 2750 on the pricing date to 2475 on the Observation Date, and the Exchange Rate of the Index decreases from 1.36 on the pricing date to 1.088 on the Observation Date.

The Ending Index Level is equal to:

2475 × 1.088 = 2692.80

Because the Ending Index Level of 2692.80 is less than the Initial Index Level of 3740, the Index Return is negative and is equal to -28%.

Example 7: The closing level of the Index remains flat at 2750 from the pricing date to the Observation Date, and the Exchange Rate of the Index decreases from 1.36 on the pricing date to 1.088 on the Observation Date.

The Ending Index Level is equal to:

2750 × 1.088 = 2992

Because the Ending Index Level of 2992 is less than the Initial Index Level of 3740, the Index Return is negative and is equal to
-20%.

Example 8: The closing level of the Index decreases from 2750 on the pricing date to 2475 on the Observation Date, and the Exchange Rate of the Index remains flat at 1.36 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

2475 × 1.36 = 3366

Because the Ending Index Level of 3366 is less than the Initial Index Level of 3740, the Index Return is negative and is equal to
-10%.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-3

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, including any positive return caused by a change in the Exchange Rate, up to the Maximum Total Return on the notes of 26.00%, or a maximum payment at maturity of $1,260 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 10%. If the Ending Index Level is less than the Initial Index Level by more than 10%, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  DIVERSIFICATION OF THE EURO STOXX 50® INDEX — The return on the notes is linked to the performance of the EURO STOXX 50® Index. The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the “Licensors”), which are used under license. The notes based on the EURO STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 166-A-I and “Supplemental Information About the Index” in this pricing supplement.
  POTENTIAL EXCHANGE RATE GAINS — Appreciation of the Underlying Currency against the U.S. dollar may increase the Ending Index Level for the Index, which is used to calculate the Index Return. Because the Index Return, and therefore the payment at maturity, is linked to the Ending Index Level, you will benefit from any such appreciation, unless offset by a decrease in the closing level of the Index.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 166-A-I. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, the Underlying Currency, or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 166-A-I dated June 9, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and changes in the Exchange Rate and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the Ending Index Level is less than the Initial Index Level by more than 10%, which includes any loss caused by a change in the Exchange Rate.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, including any increase caused by a change in the Exchange Rate, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 26.00%, regardless of the appreciation in the Index, which may be significant.
  A DECREASE IN THE VALUE OF THE UNDERLYING CURRENCY RELATIVE TO THE U.S. DOLLAR MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES — The return on the notes is based on the performance of the Index and the Exchange Rate. The Ending Index Level is the Adjusted Closing Level of the Index on the Observation Date, which is the closing level of the Index on the Observation Date, converted into U.S. dollars based on the Exchange Rate. Accordingly, any depreciation in the value of the Underlying Currency relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Underlying Currency) may adversely affect your return on the notes.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-4

  the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CHANGES IN THE VALUE AND EXCHANGE RATE OF THE INDEX MAY OFFSET EACH OTHER — The notes are linked to the EURO STOXX 50® Index, converted into U.S. dollars. Price movements in the Index and movements in the Exchange Rate may not correlate with each other. At a time when the value or Exchange Rate of the Index increases, the Exchange Rate or value, respectively, of the Index may decline. Therefore, in calculating the Ending Index Level, increases in the value or Exchange Rate of the Index may be moderated, or more than offset, by declines in the Exchange Rate or value, respectively, of the Index. There can be no assurance that the Ending Index Level will be higher than the Initial Index Level. You may lose some or all of your investment in the notes if the Ending Index Level is lower than the Initial Index Level.
  NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
  ALTHOUGH THE UNDERLYING CURRENCY TRADES AROUND THE CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Underlying Currency is traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Underlying Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s countries, the United States, and economic and political developments in other relevant countries.

  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in the member countries of the European Union and the United States and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in the European Union and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (including its members), the United States and those of other countries important to international trade and finance.
  THE RECENT GLOBAL FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index and the Exchange Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Index and the Exchange Rate;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    correlation (or lack thereof) between the Index and the Exchange Rate;
    suspension or disruption of market trading in the Underlying Currency or the U.S. dollar;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-5

Historical Information

The following graphs show the historical weekly performance of the Index from January 7, 2005 through September 24, 2010. The closing level of the EURO STOXX 50® Index on September 29, 2010 was 2752.71.

The graph below shows the historical weekly performance of the European Union Euro expressed in terms of the conventional market quotation (which is the amount of U.S. Dollars that can be exchanged for one European Union Euro), as shown on Bloomberg Financial Markets at approximately 11:00 a.m., New York City time, from January 7, 2005 through September 24, 2010. The Exchange Rate of the European Union Euro at approximately 11:00 a.m., New York City time, on September 29, 2010, as shown on Bloomberg Financial Markets, was 1.3626.

The final graph below shows the historical weekly performance of the Index, converted into U.S. Dollars, from January 7, 2005 through September 24, 2009, assuming the closing spot rates (New York City time) of the European Union Euro on the relevant dates were the Exchange Rates on such dates. The closing spot rates and the historical weekly Index performance data in such graph were determined by reference to the rates reported by Bloomberg Financial Markets and may not be indicative of the Index performance using the spot rates of the Underlying Currency at approximately 11:00 a.m., New York City time, that would be derived from the applicable Reuters page.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-6

The Exchange Rate of the European Union Euro, at approximately 11:00 a.m., New York City time, on September 29, 2010, was 1.3599, calculated in the manner set forth under “Key Terms — Exchange Rate” on the front cover of this pricing supplement. The Adjusted Closing Level of the Index on September 29, 2010 was 3743.41033.

We obtained the Index closing levels and spot rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rates used to calculate the Exchange Rate from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of the Index and the Exchange Rate should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index or the Exchange Rate on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index and the Exchange Rate will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-7